Exhibit 99.1

GFL Environmental Inc. Responds to Filing by Competition Bureau

VAUGHAN, ON, December 1, 2021 –GFL Environmental Inc. (NYSE and TSX: GFL) (“GFL” or the “Company”) is aware that the Commissioner of Competition has filed an application (the “Application”) challenging certain aspects of the Company’s acquisition of Terrapure Environmental Ltd. (the “Acquisition”).

In response to the Application, GFL notes the following:

•	The Acquisition closed on August 17, 2021, following the expiration of the statutory waiting period under the Competition Act (Canada).

•	The Application relates to seven specific locations in Western Canada.

•	The locations referenced in the Application generate annual revenue of approximately $30 million.

GFL intends to work cooperatively with the Competition Bureau to resolve this matter.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in more than half of the states in the United States. Across its organization, GFL has a workforce of more than 17,000 employees.

For more information:

Patrick Dovigi +1 905-326-0101 pdovigi@gflenv.com